As filed with the Securities and Exchange Commission on October 27, 2005.
Registration No. 333-128186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Pre-Effective Amendment No. 3
to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ZIX CORPORATION
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	75-2216818 (I.R.S. Employer Identification Number)
2711 N. Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960
(214) 370-2000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Bradley C. Almond
Chief Financial Officer
2711 N. Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960
(214) 370-2000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
          Approximate date of commencement of proposed sale to the public: From time-to-time after the effective date of this registration statement.
          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:     ☐
          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:     ☑
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:     ☐
          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

          The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated October 27, 2005
PROSPECTUS
ZIX CORPORATION
14,148,247 SHARES
COMMON STOCK
          This prospectus relates to shares of our common stock that may be sold by the selling shareholders named in this prospectus. The selling shareholders acquired the common stock and warrants exercisable for such common stock from us in connection with a private placement that closed on August 9, 2005.
          In the private placement, we agreed to issue and sell an aggregate of 10,503,862 shares of our common stock and warrants to purchase up to an additional 3,466,274 shares of our common stock. Of that amount, we have completed the issuance of 6,302,318 shares of our common stock and warrants to purchase an additional 2,079,767 shares of our common stock. Due to Nasdaq Marketplace rules, as further described in this prospectus, we cannot issue the balance of the shares and warrants without first obtaining the approval of our shareholders. We have agreed to seek the approval of the issuance of the remaining shares and warrants pursuant to the private placement on or before November 22, 2005.
          The common stock being registered is being offered for the account of the selling shareholders. We will not receive any proceeds from the sale of the shares of common stock offered under this prospectus.
          The shares may be offered in transactions on The Nasdaq National Market, in negotiated transactions or through a combination of methods of distribution, at prices relating to the prevailing market prices, at negotiated prices or at fixed prices that may be changed. Please see below under the heading “Plan of Distribution.”
          Our common stock is quoted on The Nasdaq National Market under the symbol “ZIXI.” On October 25, 2005, the last sale price of our common stock, as reported on The Nasdaq National Market, was $1.90 per share.
          This investment involves a high degree of risk. You should purchase shares only if you can afford a loss of all or a portion of your investment. Please see “Risk Factors” below, beginning on page 2.
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is            , 2005.

          You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. Neither Zix Corporation nor any of its representatives has authorized anyone to provide prospective investors with any information or to represent anything not contained in or incorporated by reference in this prospectus. Furthermore, no dealer, salesperson or other person is authorized to give any information or to represent anything not contained in or incorporated by reference in this prospectus. This prospectus is an offer to sell only the shares offered by this prospectus, but only under the circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

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PROSPECTUS SUMMARY
          Since January 1999, we have been developing and marketing services that bring privacy, security and convenience to Internet users: specifically, e-messaging and e-prescribing solutions and services. We provide easy-to-use-and-deploy e-communication services that protect, manage and deliver sensitive information to enterprises and consumers in healthcare, finance, insurance and government. Our eSecure services enable policy-driven email encryption, content filtering and send-to-anyone capability while our eHealth service improves patient care, reduces costs and improves efficiency through an e-prescribing solution.
          This prospectus relates to an aggregate of up to 14,148,247 shares of common stock, par value $0.01 per share, issued or issuable by us to the individuals listed under “Selling Shareholders” below (or their respective transferees or assignees) in connection with a private placement of our common stock and warrants. Pursuant to that certain Securities Purchase Agreement (the “Purchase Agreement”), dated August 9, 2005, among us and certain purchasers (collectively, including their respective assignees, the “Purchasers”), we agreed to sell to the Purchasers an aggregate of 10,503,862 units, each unit consisting of one share of our common stock and one warrant to purchase 0.33 of one share of our common stock at an exercise price of $3.04 per share.
          Under the terms of the Purchase Agreement, the maximum number of shares of common stock that we may issue to the Purchasers is subject to the limitation arising as a result of certain rules of The Nasdaq National Market applicable to us. Because of this limitation, at the closing of the Purchase Agreement, we could not issue more than approximately 6.5 million shares of our common stock (or 19.99% of our common stock outstanding, measured as of the date of the Purchase Agreement, i.e., August 9, 2005) without obtaining shareholder approval. Accordingly, at the closing of the Purchase Agreement, we issued units consisting of 6,302,318 shares of our common stock (the “Firm Shares”) and related warrants to purchase an additional 2,079,767 shares of our common stock (the “Firm Warrants,” and together with the Firm Shares, the “Firm Securities”). Funds totaling approximately $10.5 million relating to the remaining units, consisting of 4,201,544 shares of our common stock (the “Excess Shares”) and related warrants to purchase an additional 1,386,507 shares of our common stock (the “Excess Warrants,” and together with the Excess Shares, the “Excess Securities”), have been placed in escrow until the issuance of such Excess Securities is approved by our shareholders. The aggregate net proceeds to us from the private placement will be approximately $24.42 million (assuming approval of the issuance of the Excess Securities).
          Pursuant to the terms of the Purchase Agreement, we have agreed to seek, and use our best efforts to obtain, the approval of our shareholders for the issuance of the Excess Securities on or before November 22, 2005. If the issuance is approved, we will receive the proceeds relating to the Excess Securities and issue the Excess Securities to the Purchasers. If such issuance is not approved, we will not be allowed to issue the Excess Securities and the escrowed funds will be returned to the Purchasers. In addition, the Excess Shares and shares of our common stock issuable upon exercise of the Excess Warrants will not be sold by the selling shareholders under this prospectus if the issuance of the Excess Securities is not approved by our shareholders.
          We have also agreed to issue certain warrants to purchase up to 178,111 shares of our common stock at an exercise price of $3.04 per share to C.E. Unterberg, Towbin LLC (“CEUT”) as compensation for CEUT’s services as our placement agent in connection with the private placement transaction. Warrants to purchase 94,080 shares of our common stock were issued to CEUT at the closing of the Purchase Agreement. We will issue additional warrants to purchase 84,031 shares of our common stock to CEUT if the issuance of the Excess Securities to the Purchasers is approved by our shareholders.
          In connection with the private placement, we agreed to register with the Securities and Exchange Commission (the “SEC”) shares of our common stock (i) issued pursuant to the Purchase Agreement and (ii) issuable upon exercise of the warrants issued pursuant to, or in connection with, the Purchase Agreement.
          As of October 7, 2005, there were approximately 40.9 million shares of our common stock outstanding (including the Firm Shares, but excluding the Firm Warrants and the Excess Securities).
          The Purchasers and CEUT are the “selling shareholders” in this prospectus. The selling shareholders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation to do so. The price at which the selling shareholders may sell the shares of our common stock will be determined by the prevailing market for the shares or in negotiated transactions. See “Selling Shareholders” below.
          Zix Corporation was incorporated in Texas in 1988. Our executive offices are located at 2711 North Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960, and our telephone number is (214) 370-2000. Our Web site address is www.zixcorp.com. Information contained on our web site is not a part of this prospectus. In this prospectus, “we,” “us,” “ZixCorp,” “our” and “Zix” refer to Zix Corporation and its subsidiaries unless the context otherwise requires.

RISK FACTORS
          Before investing in our common stock offered by this prospectus, you should carefully consider the following risks and uncertainties, in addition to the other information contained or incorporated by reference in this prospectus. Also, you should be aware that the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of those risks or uncertainties or any of the risks and uncertainties described below actually occur, our business, financial condition, prospects, or results of operations could be materially and adversely affected. In that case, the trading price of the common stock offered in this prospectus could decline, and you may lose all or part of your investment.
     We continue to use significant amounts of cash for our business operations and for repaying our debt which could result in us having insufficient cash to fund our operations under our current business plan.
          Our businesses operate in emerging markets and developing these businesses is costly and the market is highly competitive. Emerging-market businesses involve risks and uncertainties, and there are no assurances that we will be successful in our efforts. Based on our organization, operations, and debt agreements that existed as of June 30, 2005, we would have had cash requirements for the remainder of 2005 greater than our June 30, 2005 balance of unrestricted cash and cash equivalents of $7.7 million. We have taken certain actions, including cost reductions, the sale of three product lines, and the amendments to the terms of the $20 million principal amount convertible notes to reduce our cash requirements for the remainder of 2005. In addition, to improve our cash position, we have recently completed the private placement of common stock and related stock purchase warrants with net proceeds to ZixCorp of approximately $24.42 million. Funds totaling approximately $10.5 million relating to the Excess Securities have been placed in escrow until the issuance of the Excess Securities is approved by our shareholders. The resale of the shares issued or issuable in connection with the private placement is the subject of the registration statement of which this prospectus forms a part.
          However, our current liquidity and capital resources remain limited. If we do not obtain shareholder approval for the issuance of the Excess Securities and do not receive the proceeds from such issuance, meeting our working capital needs under a continuation of our current business model would prove difficult beyond June 30, 2006 and could significantly harm our ability to achieve our intended business objectives. Even if we do receive shareholder approval to issue the Excess Securities, there can be no assurance that our liquidity or capital resource position would allow us to continue to pursue our current business model after the proceeds from the issuance of the Excess Securities are expended. In either case, we could be forced to further augment our cash position through additional cost reduction measures, sales of non-core assets, additional financings or a combination of these actions. There is no assurance that we will be able to raise additional capital if and when needed or on favorable terms and, if we fail to obtain shareholder approval for the issuance of the Excess Securities and have to seek additional funds to replace the funds relating to the Excess Securities, there can be no assurances that these funds could be obtained on terms that are as favorable to us as the terms of the Excess Securities. In such case, we might have to alter our business model. Any of these adverse events could substantially diminish the value of our common stock.
     The market may not broadly accept our secure e-messaging and e-prescribing solutions and services, which would prevent us from operating profitably.
          We must be able to achieve broad market acceptance for our secure e-messaging and e-prescribing solutions and services, at a price that provides an acceptable rate of return relative to our costs in order to operate profitably. We have not yet been able to do this. To our knowledge, there are currently no secure e-messaging protection businesses similar to our Zix-branded business that currently operate at the scale that we would require, at our current expenditure levels and pricing, to become profitable. Furthermore, PocketScript®, our e-prescribing service, operates in an emerging market. There is no assurance that any of our services will become generally accepted or that they will be compatible with any standards that become generally accepted, nor is there any assurance that enough paying users will ultimately be obtained to enable us to operate these businesses profitably.
     Failure to enter into additional sponsorship agreements for our PocketScript e-prescribing service or maintain existing and generate other revenue opportunities from PocketScript could harm our business.
          Our PocketScript business has incurred significant operating losses. Through September 30, 2005, orders for our PocketScript e-prescribing service came exclusively from sponsorship agreements with healthcare payors, such as health insurance companies, pharmacy benefit managers, or self-insured companies. Under our payor-sponsorship business model, we deploy PocketScript to the end-user physician and provide the end-user physician a subscription to use the service in return for payments from the healthcare payor. These payments are in the form of guaranteed payments from the healthcare payor or contingent payments that are based on contractually specified performance metrics. In some cases, these contingent payments could represent a substantial portion of the revenue opportunity under the contract. All end-user physicians who are using the PocketScript service and for whom we are currently recognizing revenue are doing so under a subscription arrangement that has been paid for by a healthcare payor. Although we believe that physicians will pay to use the PocketScript service following the one year of service paid for by the healthcare payors or that healthcare payors will extend their sponsorship, there is no assurance that they will do so.

          Failure to sign follow-on orders with additional healthcare payors, from whom a significant portion of our revenues are received, or sign new sponsorship agreements with other payors in the coming months, or generate significant revenue from contingent payments, or maintain and identify other revenue opportunities for our e-prescribing services, such as add-on applications, prescription transaction fees, and/or new uses for the transaction data itself, will prevent us from achieving significant revenues from our e-prescribing services.
     If healthcare providers fail to adopt our PocketScript service, we will fail to achieve the critical mass of physicians to build a successful business.
          Our PocketScript e-prescribing service is targeted to the emerging market for providing secure communications among healthcare providers to deliver information in an efficient, economical manner. This is an emerging market, and the success of PocketScript is dependent, in large measure, on physicians changing the manner in which they write prescriptions. Our challenge is to make this new business profitable. To do so will require us to invest significant resources, including significant amounts of cash. There is no assurance that enough paying users will ultimately be obtained to enable us to operate the PocketScript business profitably.
     Competition in our businesses is expected to increase, which could cause our business to fail.
          Our Zix-branded solutions and services are targeted to the secure e-messaging protection services market. Our PocketScript business is targeted to the emerging market for electronic prescriptions. As the public’s and governmental authorities’ awareness about the need for privacy and security of electronic communications has increased over the past few years, an increasing number of competitors have entered the market.
          There are many large, well-funded participants in the information technology security industry; however, few currently participate in the secure e-messaging protection services market in which our Zix-branded solutions and services compete. Most other product-only solutions in this market require extensive increases in overhead to implement and deploy them. Our Zix-branded solutions and services can be made operational in a very short period of time compared to the longer procurement and deployment cycles common with the solutions of many of our competitors. Our service offerings are focused on the secure communications market, including e-messaging protection management. Companies that compete with our Zix-branded secure e-messaging business include content management and secure delivery companies, such as Tumbleweed Communications Corp. and other secure delivery participants such as Voltage Security, PGP Corporation, Certified Mail, Authentica, and Sigaba Corporation.
          In addition, we face competition from vendors of Internet server appliances, operating systems, networking hardware, network management solutions and security software, many of which now, or may in the future, develop or bundle secure e-messaging into their products.
          Our PocketScript e-prescribing service applies the benefits of e-messaging to the medical prescription process by enabling providers to write and transmit prescriptions electronically and directly to the pharmacy. Our PocketScript business is expected to grow as more physicians leverage technology in delivering healthcare services, coupled with the fact that the number of prescriptions written annually in the United States continues to increase. Participants in the e-prescribing space include AllScripts Healthcare Solutions, Ramp Corporation, Dr. First, Inc., InstantDX LLC, and iScribe. Competition from these companies and from vendors in related areas, such as electronic medical records vendors — who are expected to include e-prescribing services as an element of their service offering — is expected to increase.
          We may face increased competition as these competitors partner with others or develop new solution and service offerings to expand the functionality that they can offer to their customers. We believe that the secure e-messaging and e-prescribing services markets are growing, unlike many segments of the information technology security industry. Our competitors may, over time, develop new technologies that are perceived as being more secure, effective, or cost efficient than our own. These competitors could successfully garner a significant share of the market, to the exclusion of our company. Furthermore, increased competition could result in pricing pressures, reduced margins or the failure of our business to achieve or maintain market acceptance, any one of which could harm our business.

     Our inability to successfully and timely develop and introduce new e-messaging and e-prescribing services and related services and to implement technological changes could harm our business.
          The emerging nature of the secure e-messaging and e-prescribing businesses and their rapid evolution require us to continually develop and introduce new and related solutions and services and to improve the performance, features, and reliability of our existing solutions and services, particularly in response to competitive offerings.
          We also have under development new feature sets for our current Zix-branded service offerings and are considering new services. The success of new or enhanced services depends on several factors — primarily market acceptance. We may not succeed in developing and marketing new or enhanced services that respond to competitive and technological developments and changing customer needs. This could harm our business.
     If the market for secure e-messaging and e-prescribing services and related services does not continue to grow, demand for our solutions and services will be adversely affected.
          The market for secure electronic communications is a developing market. Continued growth of the secure e-messaging and e-prescribing services and related services market will depend, to a large extent, on the market recognizing the need for secure electronic communications, such as email encryption and e-prescribing. Failure of this market to grow would harm our business.
     If critical services and products that we source from third parties were to no longer be made available to us or at a considerably higher price than we currently pay for them, and suitable alternatives could not be found, our business could be harmed.
          For certain elements of our service offerings, we sometimes rely on the products and services of third parties under contracts. Those third parties are not under our control beyond the terms of their agreements and, therefore, should they elect to withhold their products or services or significantly raise their prices, we could be damaged financially in lower returns on sales and a lessening of competitive advantages if suitable alternatives could not be found in a reasonable period of time.
     Future asset impairments could affect our financial results.
          In early November 2004, we announced a material charge for impairment to an intangible asset of approximately $675,000, which was reflected in our third quarter 2004 financial results. The asset impairment resulted from a decision of our management to suspend research and development and terminate sales and marketing efforts for our Connect™ service, which was one of the services offered by the MyDocOnline portion of our business, because continuing to operate the service was not consistent with our goal of achieving cash flow breakeven. It is possible that we may incur further charges for other asset impairments in the future as we evaluate the prospects of our various lines of business.
     On September 30, 2005, we also sold our other MyDocOnline service, Dr. Chart, a Web-based communication tool that connects healthcare providers and laboratories by allowing doctors to initiate lab orders, check medical necessity compliance, and view results rapidly and accurately using a secure Internet connection. The sale of the Dr. Chart service will result in ZixCorp recognizing a one-time, non-cash loss from the sale in the third quarter of 2005. The primary factor in determining the amount of the loss is the amount of goodwill deemed to be associated with and included in the carrying value of the Dr. Chart service on ZixCorp’s consolidated financial statements. We preliminarily estimate that the loss from the sale will range between $3.3 and $4.5 million. Proceeds from the sale include a note receivable from the acquirer of $550,000, which initially will be fully reserved. Therefore, gains could be recorded in future periods as the collectability of the note receivable is reassessed in the future. Also, we periodically (and at least annually) and upon the occurrence of certain triggering events evaluate for possible impairment the remaining goodwill amounts reflected in our consolidated financial statements. Goodwill could become impaired as conditions change or prospects for the business change, which would result in ZixCorp recording a non-cash loss for financial accounting purposes in the amount of the goodwill impairment.
     Capacity limits on our technology and network hardware and software may be difficult to project, and we may not be able to expand and/or upgrade our systems to meet increased use, which would result in reduced revenues.
          While we have ample through-put capacity to handle our customers’ requirements for the medium term, at some point we may be required to materially expand and/or upgrade our technology and network hardware and software. We may not be able to accurately project the rate of increase in usage on our network, particularly since we have significantly expanded our potential customer base by the growing acceptance of our PocketScript service, which is supported by our ZixData CenterTM. In addition, we may not be able to expand and/or upgrade our systems and network hardware and software capabilities in a timely manner to accommodate increased traffic on our network. If we do not timely and appropriately expand and/or upgrade our systems and network hardware and software, we may lose customers and revenues.

     Security interruptions to our data centers could disrupt our business, and any security breaches could expose us to liability and negatively impact customer demand for our solutions and services.
          Our business depends on the uninterrupted operation of our data centers — currently, our ZixData Center located in Dallas, Texas; the Austin, Texas data center used for fail-over and business continuity services; and the Mason, Ohio data center used for quality assurance and staging of new customers of our PocketScript e-prescribing service. We must protect these centers from loss, damage, or interruption caused by fire, power loss, telecommunications, failure or other events beyond our control. Any damage or failure that causes interruptions in our data centers’ operations could materially harm our business, financial condition, and results of operations.
          In addition, our ability to issue digitally-signed certified time-stamps and public encryption codes in connection with our Zix-branded solutions and services and to support the PocketScript e-prescribing service depends on the efficient operation of the Internet connections between customers and our data centers. We depend on Internet service providers efficiently operating these connections. These providers have experienced periodic operational problems or outages in the past. Any of these problems or outages could adversely affect customer satisfaction.
          Furthermore, it is critical that our facilities and infrastructure remain secure and the market perceives them to be secure. Despite our implementation of network security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers, and similar disruptions from unauthorized tampering with our computer systems. In addition, we are vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period of time. We do not carry insurance to compensate us for losses that may occur as a result of any of these events; therefore, it is possible that we may have to use additional resources to address these problems.
          Secure messages sent through our ZixPort® and ZixMessage Center™ messaging portals, in connection with the operation of our secure e-messaging protection services, include personal healthcare information as well as personal financial information. This information will reside, for a user-specified period of time, in our secure data center network; and individual prescription histories transmitted through our PocketScript system will reside in our secure data center network. Federal and state laws impose significant financial penalties for unauthorized disclosure of personal healthcare information and personal financial information. Exposure of this information, resulting from any physical or electronic break-ins or other security breaches or compromises of this information, could expose us to significant liability, and customers could be reluctant to use our Internet-related services.
     Pending litigation could have a material impact on our operating results and financial condition.
          Beginning in early September 2004, several purported shareholder class action lawsuits were filed in the U.S. District Court for the Northern District of Texas against us and certain of our current and former officers and directors. The purported class action lawsuits seek unspecified monetary damages on behalf of purchasers of ZixCorp’s common stock between October 30, 2003 and May 4, 2004. The purported shareholder class action lawsuits allege that the defendants made materially false and misleading statements and/or omissions in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during this time period.
          Also, two purported shareholder derivative lawsuits have been filed against us and certain of our current and former officers and directors. The shareholder derivative lawsuits relate to the allegedly materially false and misleading statements and/or omissions that are the subject of the purported shareholder class action lawsuits. The derivative lawsuits name ZixCorp as a nominal defendant and as actual defendants the individuals named in the purported shareholder class action lawsuits mentioned above, as well as ZixCorp’s outside directors. The suits seek to require ZixCorp to initiate legal action for unspecified damages against the individual defendants named in the purported shareholder class action lawsuits. The suits also allege breaches of fiduciary duty, abuse of control, insider selling and misappropriation of information and seek contribution and indemnification against the individual defendants. One of the derivative lawsuits was filed in September 2004 (pending in the U.S. District Court for the Northern District of Texas) and one was filed in October 2005 (pending in Dallas County Court at Law No. 2, Dallas County, Texas).
          These lawsuits may require significant management time and attention and could result in significant legal expenses. While we believe these lawsuits are without merit and intend to defend them vigorously, since these legal proceedings are in the preliminary stages we are unable to predict the scope or outcome of these matters and quantify their eventual impact, if any, on our company. An unfavorable outcome could have a material adverse effect on our business, operating results, cash flow, and financial condition. We maintain insurance that may limit our financial exposure for defense costs and liability for an unfavorable outcome, should we not prevail, for claims covered by the insurance coverage.

     We may have to defend our rights in intellectual property that we use in our services, which could be disruptive and expensive to our business.
          We may have to defend our intellectual property rights or defend against claims that we are infringing the rights of others. Intellectual property litigation and controversies are disruptive and expensive. Infringement claims could require us to develop non-infringing services or enter into royalty or licensing arrangements. Royalty or licensing arrangements, if required, may not be obtainable on terms acceptable to us. Our business could be significantly harmed if we are not able to develop or license the necessary technology. Furthermore, it is possible that others may independently develop substantially equivalent intellectual property, thus enabling them to effectively compete against us.
     Defects or errors in our services could harm our business.
          We subject our Zix-branded solutions and services to quality assurance testing prior to release. There is no assurance that the quality and assurance testing previously conducted by the businesses we acquired on their current solutions and services conform to our standards for quality assurance testing. Regardless of the level of quality assurance testing, any of our solutions could contain undetected defects or errors. In particular, our PocketScript system is used to dispense prescription drugs. Defects or errors in our PocketScript system could result in inaccurate prescriptions being generated, which could result in injury or death to patients. Thus, undetected defects or errors could result in loss of or delay in revenues, failure to achieve market acceptance, diversion of development resources, injury to our reputation, litigation claims, increased insurance costs, or increased service and warranty costs. Any one of these could prevent us from implementing our business model and achieving the revenues we need to operate profitably.
     Public key cryptography technology is subject to risks.
          Our Zix-branded solutions and services and the PocketScript e-prescribing service employ, and future solutions and services may employ, public key cryptography technology. With public key cryptography technology, a public key and a private key are used to encrypt and decrypt messages. The security afforded by this technology depends, in large measure, on the integrity of the private key, which is dependent, in part, on the application of certain mathematical principles. The integrity of the private key is predicated on the assumption that it is difficult to mathematically derive the private key from the related public key. Should methods be developed that make it easier to derive the private key, the security of encryption services using public key cryptography technology would be reduced or eliminated and such services could become unmarketable. This could require us to make significant changes to our services, which could damage our reputation and otherwise hurt our business. Moreover, there have been public reports of the successful decryption of certain encrypted messages. This or related publicity could adversely affect public perception of the security afforded by public key cryptography technology, which could harm our business.
     We depend on key personnel.
          We depend on the performance of our senior management team — including our CEO, President and COO Richard D. Spurr, and our Vice President of Finance and Administration, CFO and Treasurer Bradley C. Almond, and their direct reports and other key employees, particularly highly skilled technical personnel. Our success depends on our ability to attract, retain and motivate these individuals. There are no binding agreements with any of our employees that prevent them from leaving our company at any time. There is competition for these personnel. In addition, we do not maintain key person life insurance on any of our personnel. The loss of the services of any of our key employees or our failure to attract, retain and motivate key employees could harm our business.
     We could be affected by government regulation.
          Exports of software solutions and services using encryption technology, such as our Zix-branded solutions and services, are generally restricted by the U.S. government. Although we have obtained U.S. government approval to export our solutions and services to almost all countries, the list of countries to which our solutions and services cannot be exported could be revised in the future. Furthermore, some countries impose restrictions on the use of encryption solutions and services, such as ours. Failure to obtain the required governmental approvals would preclude the sale or use of our solutions and services in international markets.
          Furthermore, boards of pharmacy in the various states in which our PocketScript business operates regulate the process by which physicians write prescriptions. While regulations in the states in which these businesses currently operate generally permit the electronic writing of prescriptions, such regulations could be revised in the future. Moreover, regulations in states in which these businesses do not currently operate may not be as favorable and may impede our ability to develop business in these states. Furthermore, future state or federal regulation could mandate standards for the electronic writing of prescriptions or for the secure electronic transmittal of personal health information through the Internet that our technology and systems do not comply with, which would require us to modify our technology and systems.

     Our stock price may be volatile.
          The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate in the future. Our stock price may decrease as a result of the dilutive effect caused by the additional number of shares that may become available in the market due to the issuances of our common stock in connection with the capital funding and acquisition transactions we completed over the last year. As of September 15, 2005, there was a short position in our common stock of 5,720,230 shares.
     One investor owns a large percentage of our outstanding stock and could significantly influence the outcome of actions.
          George W. Haywood and an IRA for the benefit of Mr. Haywood beneficially own approximately 11.5% of our outstanding common stock (measured as of October 7, 2005). Therefore, Mr. Haywood could exert substantial influence over all matters requiring approval by our shareholders, including the election of directors. Mr. Haywood’s interests may not be aligned with the interests of our other shareholders. This concentration of ownership and voting power may discourage or prevent someone from acquiring our business.
     We have a substantial amount of debt and may be unable to service or refinance this debt or servicing this debt may restrict cash available for our business operations.
          As of September 30, 2005, our total outstanding indebtedness, including capital leases, requires us to make payments totaling $21.1 million payable over the next three years. This high level of debt could have negative consequences. For example, it could:
•	result in our inability to comply with the financial and other restrictive covenants in the notes, which, among other things, require us to maintain specified cash levels and limit our ability to incur debt and sell assets, which could in turn result in an event of default that, if not cured or waived, could have a material adverse effect on our operations;

•	require us to dedicate a substantial portion of our cash flow from operations to make scheduled principal payments on our debt or to meet required cash reserves, thereby reducing the availability of our cash flow for working capital, capital investments and other business activities;

•	increase our vulnerability to adverse industry and general economic conditions;

•	limit our ability to obtain additional financing to fund future working capital, capital investments and other business activities;

•	limit our ability to refinance our indebtedness on terms that are commercially reasonable or at all; and

•	limit our flexibility to plan for, and react to, changes in our business and our industry.
     We have a significant amount of convertible securities outstanding, have recently issued a significant amount of warrants in a private placement, and may issue additional equity securities in the future. Conversion or redemption of the notes into our common stock, exercise of the outstanding warrants, and future issuances or conversion of other securities will dilute the ownership interests of existing shareholders.
          The convertible notes currently may be converted by the holders of ZixCorp’s $20 million of convertible promissory notes at a conversion price of $5.59 per share. If fully converted at this price, we would be obligated to issue an additional 3,577,818 shares of our common stock. However, we have agreed to redeem $5 million principal amount of the convertible notes with shares of our common stock by October 31, 2005 (of which $2.2 million has been redeemed as of September 30, 2005) and an additional $5 million principal amount of the convertible notes with shares of our common stock by December 31, 2005 at (i) 105% of the par (principal) amount, plus accrued interest and (ii) a redemption rate that will require that we issue shares of our common stock valued at a 10% discount to the daily volume weighted average price (“VWAP”) of our common stock for a specified number of trading days preceding the applicable redemption date. As of September 30, 2005, the $8.4 million remaining to be mandatorily redeemed would be payable with approximately 4.6 million shares of our common stock using a VWAP of approximately $2.02 per share. In addition, we have the option to pay accrued interest on the notes using our common stock, valued at a 10% discount to the volume weighted average price for the common stock for a specified number of trading days preceding the interest payment date. We have also issued warrants covering 1,073,346 shares of our common stock to the holders of the convertible notes and additional warrants to purchase 166,667 shares of common stock were issued to the broker of the debt transaction. In addition, as discussed further in this prospectus, we have issued warrants exercisable for 2,079,767 shares of our common stock at an exercise price of $3.04 per share and have also agreed to issue warrants exercisable for an additional 1,386,507 shares of common stock at an exercise price of $3.04 per share to the selling shareholders listed in this prospectus pursuant to the private placement transaction that closed on August 9, 2005, and we have issued warrants to purchase 94,080 shares of our common stock at an exercise price of $3.04 per share and have also agreed to issue warrants to purchase an additional 84,031 shares of common stock at an exercise price of $3.04 per share (assuming that the issuance of the Excess Securities is approved by our shareholders) to the placement agent for the transaction. The resale of the shares of common stock issuable upon exercise of these warrants is the subject of the registration statement of which this prospectus forms a part. The issuances of these shares of common stock in respect of the convertible notes and the warrants would result in a substantial voting dilution of our current shareholders. Any sales in the public market of the common stock issuable upon such conversion or redemption of the notes or exercise of the warrants could adversely affect prevailing market prices of our common stock.
          In the future, we may determine to seek additional capital funding or to acquire additional businesses, which could involve the issuance of one or more types of equity securities, including convertible debt, common and convertible preferred stock and warrants to acquire common or preferred stock. Such equity securities could be issued at or below the then-prevailing market price of our common stock. In addition, we incent our employees and attract new employees by issuing shares of our common stock and options to purchase shares of our common stock. The interest of our existing shareholders may be diluted by any equity securities issued in capital funding financings or business acquisitions and would be diluted by any such future share issuances and stock option grants to employees.
          Finally, as a result of the anti-dilution provisions of the warrants covered by the registration statement to which this prospectus relates, we may in the future be obligated to register additional shares of common stock issuable to the selling shareholders.
     We may have liability for indemnification claims arising from the sale of our Web Inspector®, Message Inspector®, and Dr. Chart® product lines.
          We disposed of our Web Inspector and Message Inspector product lines in March 2005 and our Dr. Chart product line in September 2005. In selling those products, we agreed to provide customary indemnification to the purchasers of those businesses for breaches of representations and warranties, covenants, and other specified matters. Indemnification claims could be asserted against us with respect to these matters.
     We may encounter other unanticipated risks and uncertainties in the markets we serve or in developing new services, and we cannot assure that we will be successful in responding to any unanticipated risks or uncertainties.
          There are no assurances that we will be successful or that we will not encounter other, and even unanticipated, risks. We discuss other operating, financial or legal risks or uncertainties in our periodic filings with the SEC. We are, of course, also subject to general economic risks.
NOTE ON FORWARD-LOOKING STATEMENTS AND RISK FACTORS
          This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Act”) and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections of future business, market share, earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “predict,” “plan,” “should,” “goal,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate” and other similar words. Such forward-looking statements may be contained in the “Risk Factors” section above, among other places.
          Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this document. We do not intend, and undertake no obligation, to update any forward-looking statement.

DOCUMENTS INCORPORATED BY REFERENCE
          We furnish our shareholders with annual reports containing audited financial statements and other appropriate reports. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Instead of repeating information that we have already filed with the SEC, we are allowed to “incorporate by reference” in this prospectus information contained in those documents we have filed with the SEC. These documents are considered to be part of this prospectus.
          We incorporate by reference in this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling shareholders sell all of the shares of common stock offered by this prospectus:
•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2004, filed March 16, 2005;

•	our Current Reports on Form 8-K (or Form 8-K/A) dated February 10, 2005 (reported under Item 5.02), March 17, 2005, March 29, 2005, April 14, 2005, June 9, 2005, July 26, 2005, August 4, 2005, August 9, 2005, August 10, 2005, September 27, 2005, October 5, 2005, October 21, 2005 and October 25, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed May 10, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed August 9, 2005; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, dated September 25, 1989, including any amendment or report filed for the purpose of updating such description.
          Any documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the selling shareholders selling all of the shares of common stock offered by this prospectus, will also be considered to be part of this prospectus and will automatically update and supersede the information contained in this prospectus.
          At your request, we will provide you, without charge, a copy of any of the documents we have incorporated by reference into this prospectus but not delivered with the prospectus (other than exhibits to such documents, unless those exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). If you want more information, write or call:
Bradley C. Almond
Vice President and Chief Financial Officer
Zix Corporation
2711 North Haskell Avenue, Suite 2200, LB 36
Dallas, Texas 75204-2960
Telephone: (214) 370-2000
WHERE YOU CAN FIND MORE INFORMATION
          We are delivering this prospectus to you in accordance with the U.S. securities laws. We have filed a registration statement with the SEC to register the common stock that the selling shareholders are offering to you. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information that is included in the registration statement.
          You may obtain a copy of the registration statement, or a copy of any other filing we have made with the SEC, directly from the SEC. You may either:
•	read and copy any materials we have filed with the SEC at the SEC’s Public Reference Room maintained at 100 F Street, N.E., Washington, D.C. 20549; or

•	visit the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.
          You may obtain more information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

DESCRIPTION OF COMMON STOCK AND WARRANTS
Common Stock
          The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive dividends when declared by our board of directors, at their discretion, from legally available funds. The holders of our common stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. Upon liquidation or dissolution, the holders of our common stock are entitled to receive all assets available for distribution to the shareholders, subject to the preferential rights of the holders of any series of preferred stock shares that may be outstanding.
          The foregoing summary is qualified by reference to the description of our common stock that is filed with our Registration Statement on Form 8-A, dated September 25, 1989, including any amendment or report updating such description.
Warrants
          Exercise Period. Each of the Firm Warrants, Excess Warrants and warrants held by CEUT, issued or to be issued in connection with the private placement, will be exercisable from February 9, 2006 through August 9, 2010 and can be exercised in cash or, in certain situations, pursuant to a “net exercise” provision (as described below).
          Methods of Exercise. The warrants may be exercised in cash at all times during the exercise period, whereby the holders of the warrants deliver the certificates representing the warrants to Zix and the then-applicable exercise price for the warrants in exchange for the shares issuable thereunder. In addition, the warrants contain a “net exercise” provision. If there is no effective registration statement registering the resale of the shares issuable upon exercise of the warrants, the net exercise provision allows the holder to receive shares of common stock equal to the value of the warrant without paying the exercise price in cash, but rather with the shares underlying the warrant.
          Exercise Price, Adjustment to Exercise Price and Number of Shares. The exercise price of the Firm Warrants, Excess Warrants and warrants issued to CEUT is initially $3.04 per share. The exercise price of, and the number of shares issuable pursuant to, the warrants are subject to customary anti-dilution adjustments in certain events, including certain mergers, consolidations, sales of substantially all of the assets of Zix, subdivision or combination of shares of Zix, stock dividends and other distributions of Zix.
          Registration Rights. The warrants are not registered under the Securities Act or any state securities laws. The shares of our common stock issuable upon exercise of the warrants are being registered pursuant to the registration statement of which this prospectus forms a part, in accordance with Zix’s obligations described below. See “Registration Requirements” below.
SELLING SHAREHOLDERS
          On August 9, 2005, we closed a private placement transaction under the Purchase Agreement with the Purchasers in which we agreed to issue and sell an aggregate of 10,503,862 units. Each unit consists of (i) one share of our common stock, par value $0.01 per share, and (ii) a related warrant to purchase 0.33 of one share of common stock. The units were sold for a purchase price of $2.50 per unit, except in the case of units purchased by our officers and directors, which were sold at a purchase price of $2.99 per unit.
          Under the terms of the Purchase Agreement, the maximum number of shares of common stock that we may issue to the Purchasers is subject to the limitation arising as a result of certain rules of The Nasdaq National Market applicable to us. Because of this limitation, at the closing of the Purchase Agreement, we could not issue more than approximately 6.5 million shares of our common stock (or 19.99% of our common stock outstanding, measured as of the date of the Purchase Agreement, i.e., August 9, 2005) without obtaining shareholder approval. Accordingly, at the closing of the Purchase Agreement, we issued units consisting 6,302,318 shares of our common stock and related warrants to purchase and additional 2,079,767 shares of our common stock for an aggregate purchase price of approximately $15.8 million (approximately $14.67 million net proceeds to us after transaction fees and expenses). Funds totaling approximately $10.5 million (approximately $9.75 million net proceeds to us before accrued interest) relating to the remaining units, consisting of 4,201,544 shares of our common stock and related warrants to purchase an additional 1,386,507 shares of our common stock (i.e., the Excess Securities), have been placed in escrow until the issuance of such Excess Securities is approved by our shareholders. While held in escrow, the escrowed funds will accrue interest, payable by us, at a rate of 7.0% per annum.
          Under the terms of the Purchase Agreement, we have agreed to seek, and use our best efforts to obtain, the approval of our shareholders to issue the Excess Securities to the Purchasers no later than November 22, 2005. If our shareholders approve the consummation of the issuance of the Excess Securities, we will receive the escrowed funds in exchange for issuance of the Excess Securities. If our shareholders do not approve such issuance, the escrowed funds will be returned to the Purchasers. In addition, the

Excess Shares and shares of our common stock issuable upon exercise of the Excess Warrants will not be sold by the selling shareholders under this prospectus if the issuance of the Excess Securities is not approved by our shareholders.
          We have also agreed to issue certain warrants to purchase up to 178,111 shares of our common stock at an exercise price of $3.04 per share to CEUT as partial compensation for CEUT’s services as our placement agent in connection with the private placement transaction. Warrants to purchase 94,080 shares of our common stock were issued to CEUT at the closing of the Purchase Agreement. We will also issue additional warrants to purchase 84,031 shares of our common stock to CEUT if the issuance of the Excess Securities to the Purchasers is approved by our shareholders. The warrants issued (or to be issued) to CEUT were computed as 2% of the common stock equivalents issued (or to be issued) in the private placement transaction (excluding certain common stock equivalents issued to directors, officers, and certain other Purchasers).
          The Purchasers and CEUT are the selling shareholders hereunder. Each of the selling shareholders has represented to us that (i) the purchased securities were acquired for investment for the selling shareholder’s own account, not as a nominee or agent, in the ordinary course of business, and not with a view to the public resale or distribution thereof and (ii) such selling shareholder did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the purchased securities. The common stock that may be sold by the selling shareholders under this prospectus may include shares of our common stock (i) issued to the Purchasers under the Purchase Agreement, (ii) issuable upon exercise of warrants issued to the Purchasers under the Purchase Agreement and (iii) issuable upon exercise of the warrants issued to CEUT in connection with the Purchase Agreement. The selling shareholders may sell all, some or none of their shares in this offering. We do not know how long the selling shareholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the selling shareholders regarding the sale of any of the shares held by them. See “Plan of Distribution” below.
          The table below lists in the first column the selling shareholders and other information regarding their ownership of our common stock. The second and third columns list the number and percent of shares of common stock beneficially held by each selling shareholder as of August 31, 2005, taking into account such selling shareholder’s ownership of stock and warrants, as applicable, including the Firm Securities and the Excess Securities, and assuming the exercise of the related warrants by each selling shareholder, without giving effect to any share or other limitations on issuance or exercise thereof. The fourth column shows the total number of shares of our common stock that we have agreed to register with the SEC under the registration statement of which this prospectus forms a part (consisting of the Firm Securities and the Excess Securities). The fifth and sixth columns show the number and percent of shares of common stock to be beneficially held by each selling shareholder after the offering of shares under this prospectus, assuming the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

	OWNERSHIP PRIOR				OWNERSHIP
	TO OFFERING				AFTER OFFERING
				SHARES TO
	NUMBER OF			BE	NUMBER OF
NAME OF OWNER	SHARES		PERCENTAGE(33)	SOLD	SHARES	PERCENTAGE(33)
Bradley Christian Almond (1)***	110,316		*	4,450	105,866	*
Alpha Capital AG (2)	106,400		*	106,400	0	*
Amulet Limited (3)	3,043,458	(4)	6.5%	2,992,500	50,958	*	(3)
Stephen D. Baksa	356,800		*	79,800	277,000	*
Bluegrass Growth Fund, LP (5)	133,000		*	133,000	0	*
Capra Global Managed Assets, Ltd. (6)	185,668		*	185,668	0	*
Ronald S. Carvalho	24,000		*	24,000	0	*
C. E. Unterberg, Towbin Capital Partners I, L.P. (7)	532,000		1.1%	532,000	0	*
C. E. Unterberg, Towbin LLC (8)	178,111		*	178,111	0	*
CGMA Special Accounts, LLC (6)	80,332		*	80,332	0	*
John M. Craig	453,000		*	133,000	320,000	*
Cranshire Capital, L.P. (9)	133,000		*	133,000	0	*
Diamond Opportunity Fund, LLC (10)	133,000		*	133,000	0	*
Fulvio Dobrich	159,600		*	159,600	0	*

	OWNERSHIP PRIOR				OWNERSHIP
	TO OFFERING				AFTER OFFERING
				SHARES TO
	NUMBER OF			BE	NUMBER OF
NAME OF OWNER	SHARES		PERCENTAGE (33)	SOLD	SHARES	PERCENTAGE (33)
Con Egan	965,696		2.1%	266,000	699,696	1.5%
Manickam Ganesh	24,000		*	24,000	0	*
Gryphon Master Fund, L.P. (11)	345,800		*	345,800	0	*
GSSF Master Fund, LP (12)	186,200		*	186,200	0	*
George W. Haywood (13)	5,300,203		11.3%	1,064,000	4,236,203	9.0%
Heartland Value Plus Fund (14)	798,000		1.7%	798,000	0	*
Andrew J. Hoff (15)	2,798,100		6.0%	2,660,000	138,100	*
Robert P. Janke and Debbie Hansman	53,200		*	53,200	0	*
JMG Capital Partners, L.P. (16)	266,000		*	266,000	0	*
JMG Triton Offshore Fund, Ltd. (17)	266,000		*	266,000	0	*
Charles N. Kahn III (18)**	10,700		*	4,450	6,250	*
Kayvan Karoon (19)	27,760		*	27,760	0	*
William R. Leggio	36,000		*	36,000	0	*
William McCauley	24,000		*	24,000	0	*
Anthony V. Milone	133,000		*	133,000	0	*
Nite Capital LP (20)	106,400		*	106,400	0	*
Hersey Norris	27,058		*	27,058	0	*
Conor O’Driscoll (21)	576,674		1.2%	199,500	377,174	*
Omicron Master Trust (22)	590,393	(23)	1.3%	532,000	58,393	* (23)
Anthony J. Pannella	646,800		1.4%	79,800	567,000	1.2%
Precept Capital Master Fund, G.P. (24)	202,950		*	152,950	50,000	*
Arthur R. Puglia	26,400		*	26,400	0	*
Howard Raphaelson	44,742		*	44,742	0	*
Antonio R. Sanchez III (25)**	501,781		1.1%	44,483	457,298	*
Antonio R. Sanchez, Jr. (26)	2,786,896		5.9%	266,000	2,520,896	5.4%
Sapphire Capital Partners, L.P. (27)	88,500		*	66,500	22,000	*
Schottenfeld Qualified Associates, L.P. (28)	332,500		*	332,500	0	*
Shea Ventures, LLC (29)	266,000		*	266,000	0	*
Richard D. Spurr (30)***	600,306		1.3%	22,243	578,063	1.2%
SRB Greenway Capital, L.P. (31)	31,814		*	31,814	0	*
SRB Greenway Capital (QP), L.P. (31)	216,364		*	216,364	0	*
SRB Greenway Offshore Operating Fund, L.P. (31)	17,822		*	17,822	0	*
Superius Securities GP Profit Sharing Plan (32)	612,646		1.3%	532,000	80,646	*
Reuben Taub	106,400		*	106,400	0	*
Alapatt P. Thomas, MD	58,000		*	48,000	0	*

*	Less than 1%.

**	Indicates the selling shareholder is a director.

***	Indicates the selling shareholder is an officer.

(1)	Includes 100,000 shares that Mr. Almond has the right to acquire under outstanding stock options that are currently exercisable or that become exercisable within 60 days of August 31, 2005.

(2)	The registrant has been advised that each of Konrad Ackermann and Rainer Posch, in their capacities as directors of Alpha Capital AG, hold voting and dispositive power with respect to the shares held by such selling shareholder.

(3)	The registrant has been advised that Amaranth Advisors L.L.C., the trading advisor for Amulet Limited, exercises dispositive powers with respect to the shares, and voting and/or dispositive power with respect to the common stock underlying the warrants. Amaranth Advisors L.L.C. has designated authorized signatories who will sign on behalf of Amulet Limited. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C. and, in such capacity, holds voting and dispositive power with respect to shares held by Amulet Limited. Each of Amaranth Securities L.L.C. and Amaranth Global Securities Inc. is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). Each such broker-dealer may be deemed to be an affiliate of Amulet Limited. Neither of such broker-dealers, however, is authorized by the NASD to engage in securities offerings either as an underwriter or as a selling group participant and neither of such broker-dealers actually engages in any such activity.

(4)	Amulet Limited currently holds $10 million principal amount of our convertible promissory notes and warrants covering 536,673 shares of our common stock. As of September 30, 2005, the convertible notes have a conversion price of $5.59, 59,336 of the warrants have an exercise price of $2.15 per share and 477,337 of the warrants have an exercise price of $5.59 per share, all of which may be adjusted in certain events. We have agreed to redeem $2.5 million principal amount of the convertible notes with shares of our common stock by October 31, 2005 and an additional $2.5 million principal amount of the convertible notes with shares of our common stock by December 31, 2005 at (i) 105% of the principal amount, plus accrued interest and (ii) a redemption rate that will require that we issue shares of our common stock valued at a 10% discount to the daily volume weighted average price (“VWAP”) of our common stock for a specified number of trading days preceding the applicable redemption date. As of September 30, 2005, the $4.2 million remaining to be mandatorily redeemed would be payable with approximately 2.3 million shares of our common stock using a VWAP of approximately $2.02 per share. For more information on Amulet Limited’s convertible note holdings, see our Registration Statement on Form S-3 (File No. 333-124318).

(5)	The registrant has been advised that Bluegrass Growth Fund Partners, LLC is the general partner of Bluegrass Growth Fund, LP. By virtue of such relationship, Bluegrass Growth Fund Partners, LLC may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund, LP. Bluegrass Growth Fund Partners, LLC disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners, LLC with respect to the shares of common stock owned by Bluegrass Growth Fund, LP. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund, LP. Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority.

(6)	The registrant has been advised that James R. Capra, in his capacity as the fund manager for each of CGMA Special Accounts, LLC and Capra Global Managed Assets, Ltd., holds voting and dispositive power with respect to the shares held by the selling shareholders.

(7)	The registrant has been advised that Andrew Arno, in his capacity as a managing member of the general partner of C. E. Unterberg, Towbin Capital Partners I, L.P., holds voting and dispositive power with respect to the shares held by the selling shareholder. The registrant has been further advised that C. E. Unterberg, Towbin Capital Partners I, L.P.’s general partner and C.E. Unterberg, Towbin LLC are each wholly owned by C.E. Unterberg, Towbin Holdings, Inc. C.E. Unterberg, Towbin LLC is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is a member of the NASD.

(8)	The registrant has been advised that Andrew Arno, in his capacity as Chairman of C. E. Unterberg, Towbin LLC, holds voting and dispositive power with respect to the shares held by the selling shareholder. The registrant has been further advised that C.E. Unterberg, Towbin LLC is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is a member of the NASD. The warrants issued (or to be issued) to CEUT were computed as 2% of the common stock equivalents issued (or to be issued) in the private placement transaction (excluding certain common stock equivalents issued to directors, officers, and certain other Purchasers).

(9)	The registrant has been advised that Mitchell P. Kopin, in his capacity as President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., holds voting and dispositive power with respect to the shares held by the selling shareholder.

(10)	The registrant has been advised that David Hokin, in his capacity as the manager of Diamond Opportunity Fund, LLC, holds voting and dispositive power with respect to the shares held by the selling shareholder.

(11)	The registrant has been advised that E.B. Lyon IV, in has capacity as the authorized agent for Gryphon Master Fund, L.P., holds voting and dispositive power with respect to the shares held by the selling shareholder.

(12)	The registrant has been advised that Tom C. Davis, in his capacity as the managing director of GSSF Master Fund, LP, holds voting and dispositive power with respect to the shares held by the selling shareholder.

(13)	Includes (i) 41,500 shares that are owned by family members of Mr. Haywood, (ii) 115,000 shares owned by the estate of a family member for which Mr. Haywood is executor and has voting power and (iii) 199,556 shares of common stock currently issuable to him upon exercise of certain warrants.

(14)	The registrant has been advised that Heartland Advisors, Inc. (“Heartland Advisors”), as the investment advisor to Heartland Value Plus Fund, may be deemed to exercise voting and dispositive power with respect to the shares held by the selling shareholder. Portfolio Managers employed by Heartland Advisors have primary responsibility for managing the investments in the Value Plus Fund. Those Portfolio Managers are subject to change at the discretion of the management of Heartland Advisors, and the Portfolio Managers manage the investments under the ultimate direction of the Board of Directors of Heartland Group, Inc. Additional information on Heartland Advisors, the Portfolio Managers, and Heartland Group, Inc. can be found in the SEC filings made by Heartland Group, Inc. (File No. 811-4982).

(15)	The registrant has been advised that the number of shares beneficially owned by Mr. Hoff includes (i) 137,000 shares of common stock that Mr. Hoff may be deemed to beneficially own and (ii) options to purchase 1,100 shares of common stock held by Mr. Hoff.

(16)	The registrant has been advised that JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the securities reflected in the table. The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital”), a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(17)	The registrant has been advised that JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the securities reflected in the table. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(18)	Includes 6,250 shares that Mr. Kahn has the right to acquire under outstanding stock options that are currently exercisable or that become exercisable within 60 days of August 31, 2005.

(19)	Mr. Karoon received warrants as transaction-based compensation from certain Purchasers in the private placement pursuant to arrangements with those Purchasers. The warrants would otherwise have been issuable to such Purchasers. The registrant has been advised that Mr. Karoon is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is currently affiliated with Financial Network Investment Corporation, a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and a member of the NASD.

(20)	The registrant has been advised that Keith Goodman, in his capacity as the manager of Nite Capital LP’s general partner, holds voting and dispositive power with respect to the shares held by the selling shareholder.

(21)	Includes 25,000 shares issuable upon exercise of warrants acquired by Mr. O’Driscoll in a prior private placement transaction. These warrants expire in September 2006.

(22)	The registrant has been advised that Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”); Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital; and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of August 17, 2005, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Exchange Act. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling shareholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(23)	Omicron Master Trust also holds $10 million principal amount of our convertible promissory notes and warrants covering 536,673 shares of our common stock. As of September 30, 2005, the convertible notes have a conversion price of $5.59, 59,336 of the warrants have an exercise price of $2.15 per share and 477,337 of the warrants have an exercise price of $5.59 per share, all of which may be adjusted in certain events. We have agreed to redeem $2.5 million principal amount of the convertible notes with shares of our common stock by October 31, 2005 and an additional $2.5 million principal amount of the convertible notes with shares of our common stock by December 31, 2005 at (i) 105% of the principal amount, plus accrued interest and (ii) a redemption rate that will require that we issue shares of our common stock valued at a 10% discount to the daily volume weighted average price (“VWAP”) of our common stock for a specified number of trading days preceding the applicable redemption date. As of September 30, 2005, the $4.2 million remaining to be mandatorily redeemed would be payable with approximately 2.3 million shares of our common stock using a VWAP of approximately $2.02 per share. For more information on Omicron Master Trust’s convertible note holdings, see our Registration Statement on Form S-3 (File No. 333-124318).

(24)	The registrant has been advised that the beneficial owners of the shares are the limited partners in partnerships that are general partners of Precept Capital Master Fund, G.P. D. Blair Baker, in his capacity as President and CEO of Precept Management, LLC, the general partner of Precept Capital Management, LP, the agent and attorney-in-fact of Precept Capital Master Fund, G.P., holds voting and dispositive power with respect to the shares held by the selling shareholder.

(25)	Includes (i) 187,068 shares held by Mr. Sanchez III directly, (ii) 170,121 shares held by a trust for which he serves as co-trustee, along with 44,345 shares issuable to the trust upon exercise of certain warrants and (iii) 75,832 shares that he has the right to acquire under outstanding stock options that are currently exercisable or that become exercisable within 60 days of August 31, 2005. Mr. Sanchez III is the son of Antonio R. Sanchez, Jr., a former director.

(26)	Includes (i) 1,883,770 shares held by Mr. Sanchez, Jr. directly, (ii) 9,375 shares held by family members of Mr. Sanchez, Jr., (iii) 91,123 shares held by trusts for which he serves as trustee or co-trustee, (iv) 523,592 shares held by SANTIG, Ltd., a family limited partnership for which he owns and controls the managing general partner, Sanchez Management Corporation, and (v) 133,036 shares currently issuable to Mr. Sanchez, Jr. and SANTIG, Ltd. upon exercise of certain warrants. Mr. Sanchez, Jr. is a former director and father of current director Antonio R. Sanchez III.

(27)	The registrant has been advised that Matthew Buten, in his capacity as the managing member of Sapphire Capital Management, L.P., the general partner of Sapphire Capital Partners, L.P., holds voting and dispositive power with respect to the shares held by such selling shareholder.

(28)	The registrant has been advised that Richard Schottenfeld, the managing member of Winchester Holdings, LLC, the general partner of Schottenfeld Qualified Associates, L.P., holds voting and dispositive power with respect to the shares held by the selling shareholder. Mr. Schottenfeld is also a registered representative and principal owner of Schottenfeld Group LLC, a NASD member firm.

(29)	The registrant has been advised that each of Edmund H. Shea, Jr., Ron L. Lakey and John Shea, in his capacity as a manager of Shea Ventures, LLC, and John C. Morrissey, in his capacity as Vice President of Shea Ventures, LLC, holds voting and dispositive power with respect to the shares held by the selling shareholder.

(30)	Includes 574,240 shares that Mr. Spurr has the right to acquire under outstanding stock options that are currently exercisable or that become exercisable within 60 days of August 31, 2005.

(31)	The registrant has been advised that Steven Becker is the portfolio manager and a member of SRB Management LP, the general partner of SRB Greenway Capital, L.P. and SRB Greenway Capital (QP), L.P. and the investment advisor of SRB Greenway Offshore Operating Fund, L.P., and holds voting and dispositive power with respect to the shares held by the selling shareholders.

(32)	Includes 80,646 shares that the selling shareholder has the right to acquire pursuant to outstanding warrants that are currently exercisable. The registrant has been advised that James Hudgins and AC Hudgins, in their capacities as trustees of Superius Securities GP Profit Sharing Plan, hold voting and dispositive power with respect to the shares held by the selling shareholder.

(33)	Percentages are based on the total number of shares of our common stock outstanding on August 31, 2005 (including the Firm Shares), which was 39,194,218, plus the total number of Excess Shares and shares of common stock issuable upon exercise of the Firm Warrants and Excess Warrants not taking into account any limitations on issuance or exercise (7,667,818 shares), for an aggregate of 46,862,036 shares of common stock. Other than with respect to the Firm Warrants, Excess Shares and Excess Warrants, shares of our common stock that were not outstanding but could be acquired upon exercise of an option or other convertible security within 60 days of August 31, 2005 are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by a particular person. However, such shares are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.

PLAN OF DISTRIBUTION
          We are registering the shares of common stock to permit the resale of the shares of common stock by the selling shareholders. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
          The selling shareholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time-to-time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected by any one or more of the following methods:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	any other method permitted pursuant to applicable law; or

•	a combination of any such methods of sale.
          The selling shareholders may also sell shares under Rule 144 under the Act, if available, rather than under this prospectus.
          Broker-dealers engaged by a selling shareholder may arrange for other broker-dealer to participate in sales. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions to facilitate the transactions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. Subject to compliance with applicable law, the selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale.
          The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by such selling shareholders, and, if such selling shareholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time-to-time pursuant to this prospectus. The selling shareholders may also transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
          Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
          There can be no assurance that the selling shareholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.
          The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
          We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we will indemnify the selling shareholders against liabilities, including some liabilities under the Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related registration rights agreement, or we will be entitled to contribution.
          Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
REGISTRATION REQUIREMENTS
          We entered into the Purchase Agreement with the Purchasers and an engagement letter, dated June 30, 2005, with CEUT, under which we agreed to prepare and file a registration statement covering the resale of the shares of common stock covered by the registration statement of which this prospectus forms a part.
USE OF PROCEEDS
          We will not receive any of the proceeds from the sale of the common stock by the selling shareholders; rather, the selling shareholders will receive those proceeds directly. If and when all warrants held by the selling shareholders are exercised in full (assuming an exercise price of $3.04 and no net exercise), we may receive up to an aggregate of approximately $11.08 million in gross proceeds.
LEGAL MATTERS
          The validity of the stock offered hereby will be passed upon for us by Ronald A. Woessner, our Senior Vice President, General Counsel and Secretary.
EXPERTS
          The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
          The consolidated financial statements for our fiscal years ended December 31, 2003 and 2002 appearing in the Annual Report on Form 10-K referred to above under the heading “Documents Incorporated by Reference” have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
          The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC registration fee	$4,080
Accounting fees and expenses	$15,000
Legal fees and expenses	$125,000
Placement agent legal and other expenses	$50,000
Miscellaneous expenses	$920

Total	$195,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          As permitted by the Texas Business Corporation Act, the registrant’s Restated Articles of Incorporation provide that its directors shall not be personally liable to the registrant or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to the registrant or its shareholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived any improper personal benefit, (iv) any act or omission where the liability of the director is expressly provided for by statute, or (v) any act related to an unlawful stock repurchase or payment of a dividend. In addition, the registrant’s Restated Articles of Incorporation and Restated Bylaws include certain provisions permitted by the Texas Business Corporation Act whereby its directors, officers, employees and agents generally are to be indemnified against certain liabilities to the fullest extent authorized by the Texas Business Corporation Act. Furthermore, an agreement between the registrant and Richard D. Spurr (the registrant’s chief executive officer and its president and chief operating officer), dated January 20, 2004, provides Mr. Spurr with a contractual right to indemnification as an officer and/or director of the registrant as set forth in Article VII of the registrant’s Restated Bylaws, dated August 1, 2002. The registrant maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.
ITEM 16. EXHIBITS.
          The exhibits to this registration statement are listed in the Index to Exhibits on page II-4 of this registration statement, which Index is incorporated herein by reference.
ITEM 17. UNDERTAKINGS.
          (a) The undersigned registrant hereby undertakes:
(i)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(i)(1) and (a)(i)(2) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
(ii)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
          (d) The undersigned registrant hereby undertakes that:
               (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
               (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 27, 2005.

ZIX CORPORATION
By:	/s/ Bradley C. Almond
Bradley C. Almond
Vice President, Chief Financial Officer and Treasurer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 27, 2005.

Signature	Title
* Richard D. Spurr	Chief Executive Officer, President and Chief Operating Officer, Director
* Bradley C. Almond	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
* Charles N. Kahn III	Director
* Michael E. Keane	Director
* James S. Marston	Director
Antonio R. Sanchez III	Director
Paul E. Schlosberg	Director
* Dr. Ben G. Streetman	Director

By:	/s/ Bradley C. Almond
Bradley C. Almond
Attorney-in-fact

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

4.1	Securities Purchase Agreement, dated as of August 9, 2005, by and between Zix Corporation and the Purchasers listed on Schedule A thereto (filed as Exhibit 4.1 to the registrant’s Current Report on Form 8-K/A, filed on October 21, 2005 and incorporated herein by reference).

4.2	Form of Warrant to purchase shares of Common Stock of Zix Corporation (including appendices) (filed as Exhibit 4.2 to the registrant’s Current Report on Form 8-K, filed on August 9, 2005 and incorporated herein by reference).

4.3	Escrow Agreement, dated as of August 9, 2005, by and between Zix Corporation and JPMorgan Chase Bank, N.A, as escrow agent (filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K/A, filed on October 21, 2005 and incorporated herein by reference).

5.1	Legal Opinion of Ronald A. Woessner. (2)

23.1	Consent of Ronald A. Woessner. (2)

23.2	Consent of Deloitte & Touche LLP. (1)

23.3	Consent of Ernst & Young LLP. (1)

24.1	Power of Attorney. (2)

(1)	Filed herewith

(2)	Previously filed

II-4